Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
On March 12, 2010, Terra Industries Inc. sent the following letter to its employees:
March 12, 2010
Dear Fellow Terra Employee:
I am writing you today to inform you about an important development regarding Terra.
This morning we announced that Terra and CF Industries have reached an agreement under which Terra will be acquired by CF Industries for $37.15 in cash and 0.0953 of a share of CF Industries common stock for each Terra share. As part of this agreement, Terra has terminated its previously announced merger agreement with Yara International ASA. A copy of the joint press release that was issued this morning is attached for your reference.
Based on CF Industries’ and Yara’s interest in acquiring Terra, it is clear that we have built a strong company with tremendous value and enormous potential. Terra’s status as a standout company in our industry is due directly to your efforts, and I thank you for that.
The transaction with CF Industries is subject to customary closing conditions and is expected to close next month. Until the transaction closes, however, we will operate as separate companies and it will remain business as usual at Terra. We do not expect changes in your day-to-day responsibilities during this time.
Over the coming weeks we will be working closely with CF Industries on plans to integrate our two companies. While it is premature to discuss specifics now, both companies have solid teams, processes and programs and we expect the integration to be quick and efficient.
As we work toward closing the transaction we will continue keeping you informed. In the meantime, we are counting on you to focus on our objectives and continue working with the same level of passion and commitment you have demonstrated so consistently in the past.
As you know, announcements like this will garner interest from the media, investors and other interested third parties and it is important that we speak with one voice. Accordingly, consistent with our existing policy, please forward all investor and media calls to Joe Ewing at 712-277-7305.
Your Board and management team are deeply appreciative of the unwavering focus, dedication and hard work each of you has exhibited throughout this long process.
Thank you for your continued support.
Sincerely,
Michael Bennett
Terra President and CEO
Important Information

This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. In connection with the exchange offer by CF Industries Holdings, Inc. (“CF Industries”) referred to in this communication, Terra Industries Inc. (“Terra”) has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) and expects to file amendments thereto. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any other relevant documents filed with the SEC (when available) because they will contain important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Terra files with the SEC (when available) at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Terra with the SEC (when available) may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the exchange offer referred to in this communication are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained herein include statements about the exchange offer by CF Industries and the proposed merger of a wholly owned subsidiary of CF Industries into Terra. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:
•	the possibility that various conditions to the consummation of the CF Industries exchange offer and merger may not be satisfied or waived,

•	uncertainty as to how many shares of Terra common stock will be tendered into the CF Industries exchange offer,

•	the risk that competing offers will be made,

•	that risk that the CF Industries exchange offer and merger will not close within the anticipated time periods,

•	the risk that disruptions from the CF Industries transactions will harm Terra’s relationships with its customers, employees and suppliers,

•	the diversion of management time on issues related to the CF Industries exchange offer and merger,

•	the outcome of any legal proceedings challenging the CF Industries exchange offer or merger,

•	the amount of the costs, fees, expenses and charges related to the CF Industries transactions,

•	changes in financial and capital markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulations,

•	changes in agricultural regulations and

•	changes in the securities trading markets.
Additional information as to these factors can be found in Terra’s 2009 Annual Report/10-K and in Terra’s subsequent Quarterly Reports on Form 10-Q (when available), in each case in the sections entitled “Business,” “Risk Factors,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in the Notes to the consolidated financial statements.